SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13D
                          (Rule 13d-101)
            UNDER THE SECURITIES EXCHANGE ACT OF 1934




               KINDER MORGAN ENERGY PARTNERS, L.P.
                         (Name of Issuer)


                           Common Units
                  (Title of Class of Securities)



                           49455O-10-6
                          (CUSIP Number)


                      Marion A. Cowell, Jr.
     Executive Vice President, Secretary and General Counsel
                     First Union Corporation
                      One First Union Center
               Charlotte, North Carolina 28288-0013
                         (704) 374-6828
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        February 14, 1997
               (Date of Event Which Requires Filing
                        of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:.



                        Page 1 of 21 Pages

CUSIP No. 49455O-10-6
13D
Page 2 of 21 Pages




1 NAME OF REPORTING PERSON                            First Union Corporation
  S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS              56-0898180

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
  (a)  X

  (b)

3 SEC USE ONLY

4 SOURCE OF FUNDS*                                                     WC, AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEM 2(d) OR 2(e)

6 CITIZENSHIP OR PLACE OF ORGANIZATION
                                                             NORTH CAROLINA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7 SOLE VOTING POWER
                                                                          0
8 SHARED VOTING POWER
                                                                    429,000
9 SOLE DISPOSITIVE POWER
                                                                          0
10 SHARED DISPOSITIVE POWER
                                                                    429,000

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                    429,000

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          X

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                       6.6%

14 TYPE OF REPORTING PERSON*
                                                                         HC


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 49455O-10-6
13D
Page 3 of 21 Pages


1 NAME OF REPORTING PERSON                        First Union Investors, Inc.
  S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS              56-1915240

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
  (a)  X

  (b)

3 SEC USE ONLY

4 SOURCE OF FUNDS*                                                         AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEM 2(d) OR 2(e)


6 CITIZENSHIP OR PLACE OF ORGANIZATION
                                                             NORTH CAROLINA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7 SOLE VOTING POWER
                                                                          0
8 SHARED VOTING POWER
                                                                    429,000
9 SOLE DISPOSITIVE POWER
                                                                          0
10 SHARED DISPOSITIVE POWER
                                                                    429,000

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                    429,000

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          X

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                       6.6%

14 TYPE OF REPORTING PERSON*
                                                                         CO


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

         This statement relates to the Common Units (the "Common Units") representing limited partnership interests in Kinder Morgan Energy Partners, L.P. (formerly named Enron Liquids Pipeline, L.P.) (the "Issuer"). The principal executive offices of the Issuer are located at 1301 McKinney, Suite 3450, Houston, Texas 77010.

Item 2.  Identity and Background.

         (a)-(c) This statement is being filed by First Union Corporation ("FUNC"), a North Carolina corporation, and by its wholly-owned subsidiary, First Union Investors, Inc. ("FUIC"), a North Carolina corporation. FUNC and FUIC's principal executive offices are located at One First Union Center, Charlotte, North Carolina 28288-0013. FUNC is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. FUIC is a corporation which engages in various investment activities on behalf of FUNC and its affiliates.

         (d) During the past five years, FUNC and FUIC, and, to the best of their knowledge, FUNC's and FUIC's directors and executive officers, have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, FUNC and FUIC, and, to their best of their knowledge, FUNC's and FUIC's directors and executive officers, have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Attached hereto as Annex A is an appendix to Item 2 setting forth, to the best of FUNC's and FUIC's knowledge, certain additional information concerning the directors and executive officers of FUNC and FUIC.

Item 3.  Source and Amount of Funds or Other Consideration.

         The 429,000 Common Units beneficially owned by FUNC and FUIC were purchased by FUIC on February 14, 1997 pursuant to a Unit Purchase Agreement dated February 14, 1997 (the "Unit Purchase Agreement") between FUIC as Purchaser and Enron Liquids Pipeline Company ("ELPC") (since renamed "Kinder Morgan G.P., Inc.") as Seller for a total cash purchase price of $15,135,135. The Unit Purchase Agreement also provides for FUIC to pay to ELPC, as additional purchase price for such Common Units, a prorated portion (50%) of any distributions paid with respect to such Common Units for the first quarter of 1997 in excess of $.63 per Common Unit (which payment ELPC is required to remit to its former parent, Enron Liquids Holding Corp.). Funds for such cash purchase price were, and it is presently anticipated that funds for any such additional purchase price will be, provided from the working capital of FUNC and its affiliates.

Item 4.  Purpose of Transaction.

         The 429,000 Common Units beneficially owned by FUNC and FUIC were purchased by FUIC for investment purposes. In connection with such purchase, FUIC obtained rights to have such Common Units registered under the Securities Act of 1933, as amended, pursuant to a Unit Registration Rights Agreement dated February 14, 1997 (the "Unit Registration Rights Agreement") among FUIC, ELPC and the Issuer to permit the public resale of such Common Units, and the Issuer undertook to file a registration statement with respect to such Common Units as soon as practicable and to use its best efforts to cause such registration statement to become effective and to maintain such effectiveness for up to one year. Depending upon market conditions and other investment considerations, FUIC may at any time or from time to time resell some or all of such Common Units pursuant to such registration statement.

Item 5.  Interest in Securities of the Issuer.

         (a) The aggregate number of Common Units beneficially owned by FUNC and FUIC is 429,000, which constitutes approximately 6.6% of the outstanding Common Units. In addition, First Union National Bank of Florida and First Union National Bank of Washington, D.C., both of which are wholly-owned (except for directors' qualifying shares) subsidiaries of FUNC, hold 400 Common Units (with sole dispositive and voting power) and 500 Common Units (with shared dispositive and sole voting power), respectively, in fiduciary capacities in the ordinary course of their business, as to which Common Units FUNC disclaims beneficial ownership.

         (b) FUNC and FUIC each have shared voting and investment power with each other with respect to all 429,000 of such Common Units beneficially owned by FUNC and FUIC.

         (c)  Such 429,000 Common Units were purchased by FUIC on
 February 14, 1997 pursuant to the Unit Purchase Agreement at a price of approximately $35.28 per Common Unit, as described in Item 3. Except as described in Item 3 or this Item 5, to the best of FUNC's knowledge (i) neither FUNC, FUIC nor any other subsidiary or affiliate of FUNC nor any of FUNC's or FUIC's directors or executive officers beneficially owns any Common Units, (ii) there have been no transactions in the Common Units effected during the past 60 days by FUNC or FUIC, by any other subsidiary or affiliate of FUNC or any of FUNC's or FUIC's directors or executive officers, and (iii) no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Units.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         See Item 3 as to the potential obligation of FUIC to pay to ELPC, as additional purchase price for the Common Units acquired pursuant to the Unit Purchase Agreement, a prorated portion of any dividends paid on such Common Units for the first quarter of 1997 in excess of $.63 per Common Unit.

         See Item 4 as to FUIC's registration rights with respect to such Common Units pursuant to the Unit Registration Rights Agreement.

         FUNC is an equity investor in Kinder Morgan, Inc. ("KMI"), a Delaware corporation, and owns 2,646 shares (24.9%) of KMI's outstanding common stock, of which 2,541 shares are nonvoting shares and 105 shares are voting shares (constituting 2% of the voting shares outstanding). On February 14, 1997, KMI acquired all of the outstanding capital stock of ELPC, which is the general partner of the Issuer. ELPC also holds 431,000 Common Units of the Issuer. Such 431,000 Common Units have been pledged to First Union National Bank of North Carolina ("FUNB"), a national bank and wholly-owned (except for directors' qualifying shares) subsidiary of FUNC, as agent for itself and other lenders, pursuant to a Security Agreement (LP Units) dated February 14, 1997 between ELPC and FUNB, to secure indebtedness of KMI and ELPC to FUNB. FUNC does not have or share, through its equity investment in KMI, voting or dispositive power with respect to the Common Units or other securities of the Issuer owned directly or indirectly by KMI, and consequently FUNC disclaims beneficial ownership thereof. With respect to the Common Units pledged by ELCP to FUNB, FUNB became the bona fide pledgee thereof in the ordinary course of business pursuant to a written pledge agreement and does not have the power prior to default to vote or dispose of, or direct the vote or disposition of, the pledged securities (and no such default has been declared), and consequently FUNB is not deemed the beneficial owner of such pledged Common Units pursuant to Rule 13d-3(d)(3), and FUNC disclaims any such beneficial ownership.

         FUNC has agreed to make additional capital contributions to KMI under a performance-based formula based upon appreciation in the market value of the Issuer's Common Units. FUNC does not believe this arrangement is one of the type contemplated by the instructions to Item 6, since it operates independently of continued ownership of any Common Units by KMI.

Item 7.  Material to be Filed as Exhibits.

         1.   Agreement relating to filing of Joint Acquisition Statements

         2. Unit Purchase Agreement dated February 14, 1997 between FUIC and ELPC

         3. Unit Registration Rights Agreement dated February 14, 1997 among FUIC, ELPC and the Issuer

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                              February 21, 1997

                              FIRST UNION CORPORATION


                              By:       /s/ Ted A. Gardner
                              Name:     Ted A. Gardner
                               Title:         Senior Vice President

                                  ANNEX A

                 INFORMATION AS TO DIRECTORS AND EXECUTIVE
                    OFFICERS OF FIRST UNION CORPORATION
                     AND FIRST UNION INVESTORS, INC.




NAME


BUSINESS (B) OR
RESIDENCE (R)
ADDRESS
OCCUPATION OR EMPLOYMENT,
NAME OF EMPLOYER, BUSINESS
OF EMPLOYER, ADDRESS OF
EMPLOYER


FIRST UNION
CORPORATION:

DIRECTORS




Robert D. Davis
(R)
1041 Ponte Vedra Blvd.
Ponte Vedra Beach, FL  32082
Chairman, D.D.I., Inc.,
investments
P O Box 2088
Jacksonville, FL 32203-2088




Roddy Dowd, Sr.
(R)
1242 Queens Road West
Charlotte, NC 28207
Chairman, Charlotte Pipe and
Foundry Company, a manufacturer of
pipe and fittings
P O Box 35430
Charlotte, NC 28235



William H. Goodwin, Jr.
(R)
6701 River Road
Richmond, VA 23229
Chairman, CCA Industries, a
manufacturer of sports and other
equipment and diversified holding
company
901 East Cary Street, Suite 1400
Richmond, VA 23219



Jack A. Laughery
(R)
1750 Hunter Hill Road
Rocky Mount, NC 27804
Chairman, Laughery Investments,
a restaurant developer
800 Tiffany Boulevard, Suite 300
Rocky Mount, NC 27804



Radford D. Lovett
(R)
129 Ponte Vedra Blvd.
Ponte Vedra Beach, FL  32082
Chairman, Commodores Point
Terminal Corp., an operator of a
marine terminal and a real estate
management company
P O Box 4069
Jacksonville, FL 32201

Randolph N. Reynolds
(R)
860 S River Road
Richmond, VA 23229
Vice Chairman, Reynolds Metals
Company, an aluminum manufacturer
P O Box 27002
Richmond, VA 23261



John D. Uible
(B)
225 Water Street, Ste. 840
Jacksonville, FL 32202
Investor


G. Alex Bernhardt, Sr.
(R)
7120 Green Hill Circle
Blowing Rock, NC 28605
Chairman and Chief Executive
Officer, Bernhardt Furniture
Company, furniture manufacturing
P O Box 740
Lenoir, NC 28645



W. Waldo Bradley
(R)
Sylvan Island
Savannah, GA 31404
Chairman, Bradley Plywood
Corporation, wholesale distributor
of building
materials
P O Box 1408
Savannah, GA 31402-1408



Brenton S. Halsey
(R)
213 Ampthill Road
Richmond, VA 23226
Chairman Emeritus, James River
Corporation, marketer and
manufacturer of consumer products
P O Box 2218
Richmond, VA 23218



Howard H. Haworth
(R)
1340 Scotland Avenue
Charlotte, NC 28201
President, The Haworth Group and
The Haworth Foundation, Inc.,
investments
Charlotte, NC 28201



Leonard G. Herring
(R)
310 Coffey Street
North Wilkesboro, NC  28659
Investor


Henry D. Perry, Jr., M.D.
(R)
12240 N.W. 8th Street
Plantation, FL 33325
Physician, retired

Lanty L. Smith
(R)
1401 Westridge Road
Greensboro, NC 27401
Chairman and Chief Executive
Officer, Precision Fabrics Group,
Inc., a manufacturer of technical,
high-performance textile products
North Carolina Trust Bldg., Ste. 600
Greensboro, NC 27401



Dewey L. Trogdon
(R)
P O Box 1477
Banner Elk, NC 28604
Chairman, Cone Mills Corporation,
a textile manufacturer
1201 Maple Street
Greensboro, NC 27405



Robert J. Brown
(R)
1129 Pennywood Drive
High Point, NC 27265
Chairman, President and Chief
Executive Officer, B&C Associates,
Inc., a public relations and
marketing research firm
P O Box 2636
High Point, NC 27261



Edward E. Crutchfield,
Jr.
*
Chairman and Chief Executive
Officer, First Union Corporation*



R. Stuart Dickson
(R)
2235 Pinewood Circle
Charlotte, NC 28211
Chairman of the Executive
Committee, Ruddick Corporation, a
diversified holding company
2000 Two First Union Center
Charlotte, NC 28282



B. F. Dolan
(B)
1990 Two First Union
Center
Charlotte, NC 28282
Investor


John R. Georgius
*
Vice Chairman, First Union
Corporation*



Max Lennon
(R)
President's Home
Mars Hill College
Mars Hill, NC 28754
President, Mars Hill College
50 Marshall Street
Mars Hill, NC 28754

Ruth G. Shaw
(C)
288 Avinger Lane
Davidson, NC 28036
Senior Vice President, Corporate
Resources and Chief Administrative
Officer, Duke Power Company, an
investor-owned electric utility
P O Box 1009
Charlotte, NC 28201-1009



B. J. Walker
*
Vice Chairman, First Union
Corporation*



Edward E. Barr
(R)
560 Illingworth Avenue
Englewood, NJ 07631
Chairman, President & Chief
Executive Officer, Sun Chemical
Corporation, a graphic arts
materials manufacturer
222 Bridge Plaza Smith
Fort Lee, NJ 07024



Arthur M. Goldberg
(R)
Six Kimball Circle
Westfield, NJ 07090
Executive Vice President &
President of Gaming Operations,
Hilton Hotels Corporation, lodging
and casinos
Beverly Hills, CA



Frank M. Henry
(R)
753 Ransom Road
Dallas, PA 18612
Chairman, Frank Martz Coach
Company, bus transportation
P O Box 1007
Wilkes-Barre, PA 18773



Juan Rodriquez Inciarte
(R)
C/Nunez de Balboa, 80, 6 degrees
Madrid, Spain 28006
Executive Vice President & CFO,
Banco Santander, S.A., a spanish
bank
Paseo de la Castellana, 24
Madrid, Spain 28046



Joseph Neubauer
(R)
210 Rittenhouse Square, W.
Apt. 3106
Philadelphia, PA 19103
Chairman, President & Chief
Executive Officer, ARAMARK
Corporation, provider or manager
of food, leisure, uniform, health
education & distribution services
ARA, Tower, 1101 Market St.
Philadelphia, PA 19107



Charles M. Shelton, Sr.
(R)
4417 Fox Brook Lane
Charlotte, NC 28211
General Partner, The Shelton
Companies, investments
301 S. College St., Suite 3600
Charlotte, NC 28288

Anthony P. Terracciano
*
President, First Union
Corporation*



EXECUTIVE OFFICERS (NOT
OTHERWISE
LISTED ABOVE):




Robert T. Atwood
*
Executive Vice President and Chief
Financial Officer, First Union
Corporation*


Marion A. Cowell, Jr.
*
Executive Vice President,
Secretary and General Counsel,
First Union Corporation*

__________________________

* First Union Corporation is registered a bank holding company, and the address of its principal executive office is One First Union Center, Charlotte, North Carolina 28288 (which is the business address of such director or executive officer)



FIRST UNION INVESTORS, INC.:

DIRECTORS

The directors of First Union Investors, Inc. are Robert T. Atwood, Edward E. Crutchfield and John R. Georgius, all of whom are identified above as directors or executive officers of First Union Corporation.

EXECUTIVE OFFICERS

The executive officers of First Union Investors, Inc. are John R. Georgius, President, and Robert T. Atwood, Executive Vice President, both of whom are identified above as director or executive officers of First Union Corporation.


CITIZENSHIP: All of the directors and executive officers of First Union Corporation and First Union Investors, Inc. are U.S. citizens, other than Mr. Inciarte, who is a citizen of Spain.

                                                      Exhibit 1

                     JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them a statement on
 Schedule 13D with respect to the Common Units of Kinder Morgan Energy Partners, L.P. beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13D.

     IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 21st day of February, 1997.


                              FIRST UNION CORPORATION


                              By:       /s/ Ted A. Gardner
                              Name:     Ted A. Gardner
                              Title:         Senior Vice President



                              FIRST UNION INVESTORS, INC.


                              By:            /s/ Ted A. Gardner
                              Name:     Ted A. Gardner
                               Title:         Senior Vice President

                                                      Exhibit 2

                    UNIT PURCHASE AGREEMENT

     THIS UNIT PURCHASE AGREEMENT (this "Agreement"), dated as of
 February 14, 1997, by and between FIRST UNION INVESTORS, INC., a North Carolina corporation ("Purchaser"), and ENRON LIQUIDS PIPELINE COMPANY, a Delaware corporation ("Seller").

                          WITNESSETH:

     WHEREAS, Seller is the record and beneficial owner of at least 429,000 Deferred Participation Units ("DPUs") of Enron Liquids Pipeline, L.P. (the "Partnership") that upon their transfer as contemplated herein will be converted on a one-for-one basis into Common Units ("Units") of the Partnership;

     WHEREAS, Purchaser desires to purchase from Seller 429,000 Units (each such Unit to be so purchased being referred to as a "Purchased Unit" and all of them collectively as the "Purchased Units");

     WHEREAS, this Agreement sets forth the terms upon which Purchaser has agreed to purchase, and Seller has agreed to sell to Purchaser, the Purchased Units;

     NOW, THEREFORE, in consideration of the premises and the mutual agreements set forth herein, the parties do hereby agree as follows:

     1.  Purchase and Sale of Purchased Units.

 (a) Payment for Purchased Units. At the Closing, Seller shall sell, transfer and assign unto Purchaser, and Purchaser shall purchase from Seller, all of the Purchased Units at a total purchase price of $15,000,000.00 (the "Purchase Price"). Against receipt of the certificate or certificates for 429,000 DPUs, duly endorsed by Seller and with all necessary assurances to permit immediate registration of transfer into Purchaser's name, Purchaser shall pay the Purchase Price to Seller in cash or other funds immediately available to Purchaser, and Seller shall so deliver such certificates to Purchaser and, immediately thereafter, as General Partner of the Partnership, against receipt of such certificates and Purchaser's duly executed Transfer Application with respect thereto, effect the registration of the transfer of the Purchased Units to Purchaser on the Unit register maintained by the Partnership and the issuance to Purchaser of a new certificate for the Purchased Units, registered in the name of Purchaser, and effect the admission of Purchaser as a Substituted Limited Partner in the Partnership with respect to the Purchased Units in accordance with the Amended and Restated Agreement of Limited Partnership of the Partnership (the "Partnership Agreement").

 (b) Payment for Pro Rata Share of Distributions. In addition to the payment pursuant to Section 1(a), Purchaser shall pay to Seller (i) at the Closing the amount of $135,135.00 representing all distributions expected to be paid with respect to the Purchased Units for the period January 1, 1997 through and including February 14, 1997 at the rate of $.63 per Unit and (ii) upon receipt by Purchaser of any distributions in respect of the Purchased Units for the period January 1, 1997 through and including February 14, 1997 at a rate in excess of $.63 per Unit, an additional amount equal to such excess within five (5) days after receipt of such distributions.

     2. Registration Rights. As a condition to the obligation of Purchaser to purchase the Purchased Units hereunder, at or prior to the purchase and sale of the Purchased Units, Seller will cause the Partnership to execute and deliver to Purchaser the Unit Registration Rights Agreement in the form of Exhibit A hereto (the "Unit Registration Rights Agreement").

     3. Representations and Warranties of Seller. To induce Purchaser to purchase the Purchased Units, Seller represents and warrants to Purchaser that, at the date hereof and at the Closing:

 (a) Seller is and to the Closing will continue to be the record and beneficial owner of at least 429,000 DPUs, with good and marketable title thereto and the unencumbered right to sell and transfer the Purchased Units to Purchaser hereunder;

 (b) The Purchased Units will be free and clear of any and all liens, encumbrances and adverse claims, and at the Closing good and marketable title thereto, free and clear of any and all liens, encumbrances and adverse claims, will be transferred to Purchaser, in each case subject to restrictions on transfer imposed by applicable securities laws and restrictions on transfer imposed by the Partnership Agreement and generally applicable to all Units;

 (c) Seller has full corporate power and authority to sell and transfer the Purchased Units to Purchaser hereunder, and such sale and transfer has been duly authorized by all necessary corporate action on the part of Seller, and does not and will not constitute a breach or violation of, or otherwise conflict with, Seller's certificate of incorporation or bylaws, the Partnership Agreement, any contract, agreement or other obligation by which Seller is bound, any judgement, decree, order or other requirement of law by which Seller is bound or to which Seller is subject, or any applicable law or regulation, nor is any notice to, filing with, or consent of any governmental agency or third party necessary on behalf of Seller in order to effect the sale and transfer of the Purchased Units to Purchaser hereunder;

 (d) The information contained in the filings (including the exhibits and schedules thereto and any information incorporated by reference in such filings) made by the Partnership with the Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Securities Exchange

      Act of 1934 during the three years ending on the date of the Closing (or for such shorter period of time during which the Partnership was required to make such filings) included all material information required to be included in such filings and such filings did not, as of their respective dates, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and, since December 31, 1995, except as disclosed in such filings made after such date, and since the date of the most recent such filing on Form 10-Q, there has been no material adverse change in the business, operations, or financial position of the Partnership.

 (e) The Unit Registration Rights Agreement, when delivered to Purchaser, will constitute the legal, valid and binding obligation of the Partnership, enforceable by Purchaser against the Partnership in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, by such principles of equity as may limit the availability of equitable remedies, and by public policy limitations on indemnification and contribution for liabilities under applicable securities laws;

 (f) In connection with Purchaser's purchase of the Purchased Units, all of the conditions and requirements set forth in the Partnership Agreement will have been satisfied and the Purchased Units will have been converted from "Deferred Participation Units" to "Common Units" (as such terms are defined in the Partnership Agreement) in the manner described in Section 5.7(c) of the Partnership Agreement, so that the Purchased Units, when purchased by Purchaser hereunder, will constitute Common Units having the same intrinsic economic and federal income tax characteristics as the other Common Units then outstanding;

 (g) Seller has made valid elections under Section 754 of the Internal Revenue Code for the Partnership, and such elections have been valid, binding and in force since the formation of the Partnership and through the Closing; and

 (h) The Purchased Units are duly listed on the New York Stock Exchange.

     4. Representations and Warranties of Purchaser. To induce Seller to sell the Purchased Units to Purchaser hereunder, Purchaser represents and warrants to Seller that:

 (a) Purchaser has full corporate power and authority to purchase the Purchased Units, and such purchase has been duly authorized by all necessary corporate action on the part of Purchaser, and does not and will not constitute a breach or violation of, or otherwise conflict with, Purchaser's certificate of incorporation or bylaws, any contract, agreement or other obligation by which Purchaser is bound, any judgment, decree, order or other requirement of law by which Purchaser is bound or to which Purchaser is subject, or any applicable law or regulation, nor is any notice to, filing with, or consent of any governmental agency or third party necessary on behalf of Purchaser in order to effect the purchase of the Purchased Units from Seller hereunder; and

 (b) Purchaser is aware that the Purchased Units, when purchased by Purchaser hereunder, will not have been registered under the Securities Act of 1933, as amended, and cannot be resold unless the sale of such securities is registered under such Act or an exemption from registration is available; and Purchaser is acquiring the Purchased Units without a view to distribution of such securities in violation of applicable securities laws.

     5. Closing. The consummation of the purchase and sale of the Purchased Units hereunder (the "Closing") shall occur at the offices of Vinson & Elkins L.L.P. at 1001 Fannin, Houston, Texas 77002, at 9:30 a.m. on February 14, 1997, or such other place, time and date as to which the parties may mutually agree. The respective obligations of Purchaser and Seller to complete the Closing are conditioned upon the performance by the other party of its obligations to be performed at or prior to the Closing, and the obligations of Purchaser to complete the Closing are conditioned upon the representations and warranties of Seller being true and correct as of the time of the Closing. Seller's delivery to Purchaser of the certificates for the Purchased Units at the Closing shall constitute confirmation by Seller that its representations and warranties set forth in this Agreement are true and correct at the time of Closing as though expressly made at such time.

     6.  Miscellaneous.

 (a) Notices. Any notice to be given to a party in connection with this Agreement shall be in writing addressed to such party at such party's "Notice Address" set forth below such party's signature hereto, which Notice Address may be changed from time to time by such party by notice thereof to the other party as herein provided. Any such notice shall be deemed effectively given to a party on the first to occur of (a) the third business day after the date of mailing thereof, if mailed to such party by first class registered or certified United States mail, postage prepaid, addressed to such party at such party's Notice Address, or (b) the date on which such notice is actually delivered (whether by mail, courier, hand delivery, facsimile transmission or otherwise) to such party's Notice Address and addressed to such party, if such delivery occurs on a business day, or if such delivery occurs on a day which is not a business day, then on the next business day after the date of such delivery, or (c) the date on which such notice is actually received by such party (or, in the case of a party that is not an individual, actually received by the individual designated in the Notice Address of such party). For purposes of the preceding sentence, a "business day" is any day other than a Saturday, Sunday or legal holiday at the place where the Notice Address of the recipient is located.

 (b) Integration. This Agreement constitutes the final, complete and exclusive statement of the agreement of the parties hereto as to the subject matter hereof, and all other prior or contemporaneous oral or written agreements of the parties hereto with respect to the subject matter hereof are merged herein and superseded hereby.

 (c) Amendment. This Agreement may be modified or amended only by express written agreement of the parties hereto, assenting to such modification or amendment.

 (d) Waivers. No waiver by any party of any provision hereof or part thereof at any time shall constitute or evidence a waiver by such party of any other provision or other part of such provision or of the same provision or part at any other time.

 (e) Assignment. No party may assign its rights or delegate its duties hereunder without the prior written consent of the other party.

 (f) Benefits and Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

 (g) Severability. The parties have entered into this Agreement for the purposes herein expressed, with the intention that this Agreement be given full effect to carry out such purposes. Therefore, consistent with the effectuation of the purposes hereof, the invalidity or unenforceability of any provision hereof or part thereof shall not affect the validity or enforceability of any other provision hereof or any other part of such provision.

 (h) Construction. The section headings and subheadings in this Agreement have been inserted for convenience of reference only and shall be ignored in any construction of the provisions hereof. Unless the context requires a contrary meaning, whenever used in this Agreement a pronoun in any gender shall include the remaining genders; the singular shall include the plural and the plural the singular; the word "any" shall mean one or more or all; the conjunction "or" shall include both the conjunctive and disjunctive; and the word "person" may refer to an entity or group as well as to a natural person.

 (i) Governing Law. The validity and construction of this Agreement shall be governed by the substantive laws of the State of Delaware, without regard to the conflict of law rules of such jurisdiction, except to the extent that the federal laws of the United States are applicable.

 (j) Counterparts and Effectiveness. This Agreement may be executed by the parties in multiple counterparts and shall be effective as of the date set forth above when each party hereto shall have executed and delivered a counterpart hereof, whether or not the same counterpart is executed and delivered by each party hereto.

     IN WITNESS WHEREOF, Purchaser and Seller have caused this Agreement to be executed in their respective names by their duly authorized officers, as of the day and year first above written.

                              FIRST UNION INVESTORS, INC.

                              By   /s/ Ted A. Gardner
                              Title:    Senior Vice President

                              NOTICE ADDRESS:

                              One First Union Center, 5th Floor
                              301 South College Street
                              Charlotte, North Carolina 28288
                              Attention:     Ted A. Gardner
                              Telecopy: 704/374-6711


                              ENRON LIQUIDS PIPELINE COMPANY

                              By   /s/ Michael P. Moran
                              Title:    Vice President

                              NOTICE ADDRESS:

                              1400 Smith Street
                              Houston, Texas 77002
                              Attention:     Vice President and General
                                              Counsel
                              Telecopy: (713) 646-2738

                                                      EXHIBIT A

           FORM OF UNIT REGISTRATION RIGHTS AGREEMENT

                 (See Exhibit 3 to Schedule 13D)

                                                      Exhibit 3

               UNIT REGISTRATION RIGHTS AGREEMENT

     THIS UNIT REGISTRATION RIGHTS AGREEMENT (the "Agreement") dated as of February 14, 1997, by and among ENRON LIQUIDS PIPELINE, L.P., a Delaware limited partnership (the "Partnership") , ENRON LIQUIDS PIPELINE COMPANY, a Delaware corporation and general partner of the Partnership ("Seller") and FIRST UNION INVESTORS, INC., a North Carolina corporation (the "Purchaser").

                          WITNESSETH:

     WHEREAS, Seller and Purchaser have entered into a Unit Purchase
 Agreement of even date herewith (the "Unit Purchase Agreement") in connection with the proposed purchase by Purchaser from Seller of 429,000 Common Units (the "Purchased Units") of the Partnership;

     WHEREAS, pursuant to the Unit Purchase Agreement, the Purchaser has established as a condition precedent to its obligation to purchase the Purchased Units, that the Purchased Units be registered under the Securities Act of 1933 prior to purchase or as soon thereafter as practicable;

     WHEREAS, the Seller hereby requests that the Partnership register the sale of the Purchased Units by Purchaser pursuant to the provisions of the Amended and Restated Agreement of Limited Partnership of the Partnership, as amended (the "Partnership Agreement");

     NOW, THEREFORE, in consideration of the premises and the mutual agreements set forth herein, the parties do hereby agree as follows:

     1. Request for Registration. Seller requests that the Partnership proceed to cause the registration of the sale by Purchaser of the Purchased Units under the Securities Act of 1933 as soon as practicable. In connection with this request for registration, Seller hereby certifies to the Partnership that Rule 144 of the Securities Act of 1933 or another exemption from registration is not available to enable Seller to dispose of the number of Units it desires to sell under the Unit Purchase Agreement without registration under the Securities Act so as to permit the Purchaser to resell such securities publicly without the need for registration under the Securities Act of 1933. Seller further represents that it has not previously made a prior request for registration pursuant to Section 6.13 (a) and acknowledges that the registration of securities pursuant hereto shall count as one of the three registrations that Seller is entitled to pursuant to
 Section 6.13(a).

     2. Approval by Conflicts and Audit Committee. Seller further represents that pursuant to the terms of the Partnership Agreement, Seller has presented its request to the Conflicts and Audit Committee of the

 Partnership asking that said Committee determine in its good faith judgment that (i) no deferral of the Seller's registration request would be in the best interests of the Partnership and its Partners due to any pending transaction, investigation or other event; (ii) the Seller's request for filing of the registration statement contained herein should not be deferred; and (iii) either (A) the Seller's request for registration contained herein is consistent with the registration rights of the general partner as set forth in Section 6.13, or (B) the registration rights provided hereunder are fair and reasonable to the Partnership. Furthermore, the Seller hereby represents and warrants that Seller has received prior to the date of this Agreement, the affirmative approval of the Conflicts and Audit Committee as to each of the three matters referred to in the prior sentence and as to the undertakings of the Partnership set forth herein.

     3. Partnership Covenants. The Partnership hereby acknowledges that it has received the request of its general partner for registration of the Purchased Units pursuant to Section 6.13 of the Partnership Agreement. The Partnership further acknowledges that immediate registration of the Purchased Units cannot be accomplished prior to the contemplated delivery of the Purchased Units to the Purchaser at Closing pursuant to the Unit Purchase Agreement due to insufficient time prior to such Closing for preparation and filing of a registration statement with the Securities and Exchange Commission. The Partnership, therefore, hereby undertakes and irrevocably commits to file, as soon as practicable after the Closing, a registration statement under the Securities Act of 1933 as to the Purchased Units and will also prepare and file such documents as may be necessary to register or qualify the Purchased Units pursuant to the registration rights set forth in
 Section 6.13 of the Partnership under the securities laws of such states as the Purchaser shall reasonably request, and take such other actions in connection with such registration and qualification, consistent with said
 Section 6.13, as may be reasonably necessary or advisable to enable the Purchaser to consummate a public sale of the Purchased Units in such states. The Partnership will use its best efforts acting in good faith, to cause such registration statement to become effective as soon as possible and, subject to Subparagraph 5(b), will maintain the effectiveness of such registration statements for at least one year, or, if sooner, until all of the Purchased Units have been sold thereunder.

     4.   Indemnification and Costs.

     (a) Purchaser and the Partnership agree that in connection with the registration of the Purchased Units described herein, such parties will execute and deliver such indemnity agreements as are required pursuant to Subsection (c) of Section 6.13 of the Partnership Agreement and otherwise as may be reasonably required by the underwriter in connection with the registration of the Purchased Units described herein.

     (b) Except as otherwise required by the indemnity agreements described in Subparagraph 4(a) hereof, all costs and expenses of the registration (other than the underwriting discounts and commissions) shall be paid by the Partnership without reimbursement by the general partner or the Purchaser; provided that Seller shall be solely responsible for any costs incurred in the period beginning six (6) months after the effective date of the registration statement to the extent required to maintain the effectiveness of the registration statement until the earlier to occur of (i) the sale by Purchaser of all Purchased Units or (ii) the expiration of twelve
 (12) months during which such registration statement is or has remained effective.

     5.   Purchaser's Obligations.

     (a) The Purchaser hereby agrees that it will assist the Partnership in preparing, filing and maintaining the registration statements described herein by providing information concerning the Purchaser and other information to the extent required in the registration statement.

     (b) The Purchaser further agrees that, at any time after the registration statement provided for herein has been effective for at least six months, it will thereafter, if so requested by the Partnership, agree to suspend sales of the Purchased Units pursuant to such registration statement for a period of up to six months, provided that (i) the Partnership requests such suspension in good faith in order to facilitate a registered primary offering by the Partnership of its equity securities, (ii) the Partnership agrees to extend the period during which it is required to maintain the effectiveness of the registration statement filed pursuant to Section 3 hereof by the number of days equal to the period of such suspension, and
 (iii) in connection with such primary offering by the Partnership, the Partnership provides to the Purchaser the same "piggyback" registration rights with respect to the Purchased Units as are provided in the case of securities held by a "Holder" pursuant to Section 6.13(b) of the Partnership Agreement.

     6.   Miscellaneous.

     (a) This Agreement constitutes the final, complete and exclusive statement of the Agreement of the parties hereto as of the subject matter hereof, and all other prior or contemporaneous oral or written agreements of the parties hereto with respect to the subject matter hereof are merged herein and superseded hereby.

     (b) This Agreement may be modified or amended only by express written agreement of the parties hereto.

     (c) No waiver by any party of any provision hereof or part thereof at any time shall constitute or evidence a waiver by such party of any other provision or any other part of such provision or the same provision or part at any other time.

     (d) No party may assign its rights or delegate its duties hereunder without the prior written consent of the other parties, except that the Purchaser may assign its rights hereunder to any Affiliate of the Purchaser with respect to any Purchased Units transferred to such Affiliate prior to the public sale thereof.

     (e) This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

     (f) The parties have entered into this Agreement for the purposes herein expressed, with the intention that this Agreement be given full effect to carry out such purposes. Therefore, consistent with the effectuation of the purposes hereof, the invalidity or unenforceability of any provision hereof or part thereof shall not affect the validity of or enforceability of any other provision hereof or any other part of such provision.

     (g) The validity and construction of this Agreement shall be governed by the substantive laws of the State of Delaware without regard to the conflict of law rules of such jurisdiction, except to the extent that the federal laws of the United States are applicable.

     (h) This Agreement may be executed by the parties in multiple counterparts and shall be effective as of the date set forth above when such parties hereto shall have executed and delivered a counterpart hereof, whether or not the same counterpart is executed and delivered by each party hereto.

     (i) Capitalized terms not otherwise defined herein shall have the same meaning assigned to them in the Partnership Agreement.

     IN WITNESS WHEREOF, the Purchaser, the Seller and the Partnership have caused this Agreement to be executed by duly authorized persons, as of the day and year first above written.

                              ENRON LIQUIDS PIPELINE, L.P.,

                              By:ENRON LIQUIDS PIPELINE COMPANY,
                                   its General Partner

                              By: /s/Michael P. Moran
                              Title: Vice President

                              ENRON LIQUIDS PIPELINE COMPANY,
                              as Seller

                              By: /s/ Michael P. Moran
                              Title: Vice President

                              FIRST UNION INVESTORS, INC.,
                              as Purchaser

                              By: /s/ Ted A. Gardner
                              Title: Senior Vice President